

RECEIVED

2006 SEP -8 P 12:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 September 2006

06016674

SUPPL

Securities and Exchange Commission
Office of international Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 August 2006 - 31 August 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

PROCESSED

SEP 1 1 2006

THOMSON FINANCIAL

pp **Nathan Hughes-Johnson**
Assistant Company Secretary

Enc

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU

Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824


RECEIVED
2006 SEP -8 P 12:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	471,400 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	471,400 shares at $0.51
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,380,235,279	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 10/08/06

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

NUMBER	CLASS
1,000,000	Options expiring 4 October 2007
2,200,000	Options expiring 23 December 2007
1,000,000	Options expiring 20 April 2008
1,000,000	Options expiring 28 August 2008
1,000,000	Options expiring 27 February 2009
2,000,000	Options expiring 7 April 2009
1,000,000	Options expiring 17 December 2009
1,000,000	Options expiring 28 January 2010
5,000,000	Options expiring 1 March 2010
2,000,000	Options expiring 20 April 2010
1,000,000	Options expiring 13 October 2010
1,000,000	Options expiring 27 January 2011
2,000,000	Options expiring 21 April 2011
1,000,000	Options expiring 24 April 2011
1,000,000	Options expiring 19 June 2011

Total 23,200,000

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$1.005 per share (A$1.31). This represents 104,477,612 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.



22 August 2006

Manager, Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
Melbourne Vic 3000

Dear Sir,

Re: Oxiana Limited Executive Option Plan

This is to advise that a staff grant of one million options has been made pursuant to the Company's approved Executive Option Plan.

The exercise price for each option is $3.80.

The options have a vesting period of 12 months and will vest on 21 August 2007.

The options have an expiry date of 21 August 2011.

Yours faithfully,

Owen L. Hegarty
Managing Director

Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824


Oxiana
LIMITED

Financial Results

Summary for the six months ended 30 June 2006

Summary

	Half Year to June '06 A$ '000	Half Year to June '05 A$ '000
Gross Sales Revenue	**685,204**	**88,123**
EBITDA	**400,460**	**43,142**
Net finance costs	(17,177)	(8,945)
Depreciation and amortisation	(46,562)	(16,439)
Income tax (expense) / benefit	(76,637)	537
Profit from discontinued operations	3,148	(86)
Net profit attributable to Oxiana Limited	**263,232**	**18,209**

Highlights

- **EBITDA of $400m**
- **Net Profit of $263m**
- **Interim dividend of 3 cents per share**

Oxiana today announced operating earnings from ordinary activities of $400.5 million for the half year. The net profit after tax, interest, depreciation and other charges was $263.2 million.

The record earnings are a result of sound performance at Oxiana's operations and strong prices for the Company's main metals – copper, zinc and gold.

Directors have declared an unfranked interim dividend of 3 cents per share.

- The average LME cash copper price for the period was US$2.78/lb with copper revenue at Sepon of $266.5 million for the half, compared to $22.6 million for the previous corresponding half.
- The average zinc cash price for the period was US$1.26/lb. Golden Grove gross revenue was $243.7 million for the half. Golden Grove was acquired by Oxiana effective from 1 July 2005.
- Gold bullion sales from Sepon were $64.0 million for the period, compared to $60.6 million for the previous corresponding half. The average gold price received for the period was U$596/oz compared with U$428/oz in the corresponding prior period.
- At 30 June 2006 Oxiana had a group cash balance of $394.9 million and a low net debt to net debt plus equity ratio of 10%. The Company has no forward sales of any commodity or currency.
- An interim dividend of 3 cents per Oxiana share is to be paid to shareholders on 6th of October 2006 to shareholders registered on 25th September 2006.
- The Company expects the second half year after tax net profit to be similar to the first half assuming operating performance according to guidance and metal prices similar to the first half.

Owen L. Hegarty
Managing Director
25 August 2006

"Oxiana's Managing Director, Owen Hegarty in presenting the financial results commented, "This is an excellent first half result for Oxiana reflecting sound operating performance and strong market conditions for our main metals – copper, zinc and gold. Our strong cash flow and cash position enable us to further reward our shareholders with an interim dividend, as well as capital growth.

"Oxiana's strong balance sheet also enables us to continue to grow the Company and invest in our pipeline of projects. We are looking to expand copper and gold production at Sepon, increase our base metals production at Golden Grove and bring on Australia's next major copper gold mine at Prominent Hill in South Australia. This growth will add substantially to Oxiana's earnings and value.

"We also have an outstanding exploration portfolio in Asia and Australia looking to discover further copper, gold and other base and precious metals to ensure our growth pipeline continues to be added to," he said.


Oxiana
LIMITED

Consolidated Income Statement

	June '06 A$'000	Jun '05 A$'000
Gross sales revenue	685,204	88,123
Other income	(8)	142
Refining & distribution costs	(85,601)	(1,367)
Royalties	(23,477)	(3,017)
Changes in finished goods	12,898	21,159
Cost of production	(117,462)	(38,911)
Employee benefits expense	(55,133)	(14,379)
Exploration expenditure	(10,167)	(4,264)
Realised FX gains (losses)	1,557	(279)
Other Expenses	(14,124)	(4,065)
Profit on sale of investment	6,773	—
EBITDA	400,460	43,142
Depreciation& amortisation	(46,562)	(16,439)
EBIT	353,898	26,703
Finance costs	(21,783)	(13,852)
Interest Income	5,111	656
Unrealised FX gains	1,379	4,781
Option premium expense	(1,886)	(530)
Equity accounted profit	2	—
Profit before income tax	336,721	17,758
Tax (expense) /benefit	(76,637)	537
Profit from continuing operations	260,084	18,295
Profit / (loss) from discontinued operations	3,148	(86)
Net profit attributable to Oxiana Limited	263,232	18,209
Basic earnings per share (cents per share)	19.16	1.45
Weighted average number of shares (millions)	1,374	1,259

Revenue

Sales revenue increased substantially over the previous corresponding half year with the Sepon Copper operation producing at name-plate capacity, the inclusion of revenue from the Golden Grove operation acquired in July 2005 and higher commodity prices.

Cost of Sales

Operating costs including employee expenses and other expenses are substantially higher in line with the increased production activity at Sepon, and the inclusion of Golden Grove in comparison with the previous half year. As seen across the industry the cost of energy and consumables has risen since this time last year, however this has been more than offset by higher commodity prices.

Exploration Expenditure

Exploration expenditure of $10.2 million expensed for the half year reflects the company's strong commitment to an aggressive exploration and development effort. The Group is currently exploring for base and precious metals in Australia, Laos, China, Thailand and Cambodia, as well as maintaining extensive near mine programs around existing resources at Sepon, Golden Grove and Prominent Hill.

Other Expenses

Other expenses consist of head office and regional administration expenses. These expenses have increased in line with the expanded operations of the Oxiana Group.

Profit on Sale of Investment

This is the profit attributable to Oxiana on the Initial Public Offering ('IPO') of Toro Energy Limited. This is after the 24.75% that Oxiana retains as a direct investment in Toro Energy Limited.

Depreciation and Amortisation

Depreciation and amortisation increased in line with increased copper production at Sepon and the inclusion of Golden Grove. Depreciation and amortisation changes for the Sepon Gold operations have increased as a result of the new Reserve estimates announced in March 2006.

Finance Costs

The increased interest charges represents the inclusion of a full six months of the US$105m Convertible Bond which was issued in mid April 2005, and also the US$133 million acquisition financing facility for Golden Grove which was drawn in July 2005.

Tax Expense

Tax expense has increased with profitability and is made up of the 16.67% tax on Laos operations, as well as Australian tax on the Golden Grove operation. This will be the last year of half tax in Laos, with the corporate rate of 33% applying from 2007 onwards.

Profit from Discounted Operations

This profit arises from the sale of Oxiana's Philippines assets into the IPO of Royalco Limited, and represents the float price of 50 cents on the 17.7% of Royalco Oxiana now holds as an investment.

Functional Currency

During the period Oxiana Limited reassessed its functional currency to US$. This has resulted in an unrealised foreign exchange gain in the half year of $2.9 million. Further details of this change are contained in the half year Financial statements. The Oxiana Group will continue presenting its accounts in A$.

Consolidated Cashflow Statement

	June '06 A$'000	June '05 A$'000
Cash flows from operating activites		
Receipts	544,049	68,905
Payments	(220,474)	(61,062)
Net interest	(12,890)	(9,751)
Income tax paid	(9,431)	—
Total	301,254	(1,908)
Cash flow from investing activities		
Exploration/evaluation	(11,068)	(15,439)
Property, plant & equipment and Development	(55,515)	(82,320)
Purchase of investments	(1,870)	(4,592)
Purchase of subsidiaries	—	(4,500)
Total	(68,453)	(106,851)
Cash flow from financing activiites		
Share issues	3,429	1,695
Borrowings/convertible notes	—	335,831
Loan repayments	—	(154,337)
Dividends paid	(9,712)	—
Total	(6,283)	183,189
Net increase in cash	226,518	74,430
Cash brought forward	167,849	10,265
Eeffects of FX rate changes on cash cash equivalent	541	—
Cash at 30 June 06	394,908	84,695

Cash Flows

Oxiana has generated significantly increased cash flows during the period due to the strong operational performance at Sepon and Golden Grove, and the higher metal prices achieved throughout the period. The funds generated from operations have been used to sustain the operations, and to develop the Prominent Hill project. In addition, Oxiana paid its first dividend during the period.



Consolidated Balance Sheet

	June '06 A$'000	Dec '05 A$'000
Current assets		
Cash assets	394,908	167,849
Recievables	73,974	25,187
Inventories	90,356	73,785
Derivative financial instruments	844	776
Other	9,545	12,217
Total current assets	569,627	281,645
Non current assets		
Other financial assets	11,996	5,309
Investments accounted for using the equity method	6,775	—
Property plant and equipment	756,917	752,081
Intangible assets	91,511	92,559
Deferred tax assets	3,706	30,389
Derivative financial instruments	3,935	2,186
Other	9,201	9,201
Total non current assets	884,041	891,693
Total assets	1,453,668	1,173,338
Current liabilites		
Payables	52,473	77,974
Interest bearing liabilities	192,782	191,826
Current tax liabilities	36,538	10,526
Provisions	7,854	6,537
Total current liabilites	289,647	286,863
Non current liablites		
Interest bearing liabilities	292,685	294,640
Provisions	27,588	26,528
Deferred tax liabilities	49,178	34,848
Total non current liabilities	369,451	356,016
Total liabilities	659,098	642,879
Net assets	794,570	530,459
Equity		
Contributed equity	595,125	587,375
Reserves	20,100	13,248
Accumulated profit	179,345	(70,164)
Total equity	794,570	530,459

Put Options

As a 30 June 2006, Oxiana's subsidiary Lane Xang Minerals Limited held gold put options totalling 199,986oz at an average strike price of US$370/oz expiring between 2006 and June 2009. Oxiana's full exposure to any upward movements in the gold price remains.

Bankers Completion Test

During the half year, the Sepon copper project passed the Bankers Completion Test under the terms of the US$140 million project finance facility. This is a significant achievement and allows that project finance facility to go non recourse to Oxiana Limited, as well as allow the commencement of distributions from Lane Xang Minerals Limited to Oxiana Limited. A US$100million shareholder loan repayment was made during August.

Investor enquires contact: Richard Hedstrom

Media enquiries contact: Natalie Quinn

Oxiana Limited
ABN 40 005 482 824
Level 9, 31 Queen Street
Melbourne 3000 Victoria
Telephone: 61 3 8623 2200
Facsimile: 61 3 8623 2222
Email: admin@oxiana.com.au
Website: www.oxiana.com.au





Rules 4.2A.3

Appendix 4D

Name of entity	**OXIANA LIMITED**
ABN	**40 005 482 824**
For the half year ended	**30 JUNE 2006**

(Previous Reporting Period 30 June 2005)

Results for announcement to the market	2006 $A'000	2005 $A'000		Percentage change
Revenues from ordinary activities	574,240	83,209	up	590%
Profit/(loss) from ordinary activities after tax attributable to members	260,084	18,295	up	1,322%
Net profit/(loss) for the period attributable to members	263,232	18,209	up	1,346%

Commentary on results for the period

Refer review of operations in the Directors' Report attached

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend 2006	3.0¢	Nil¢
Interim dividend 2005	Nil¢	Nil¢
Record date for determining entitlements to the dividend	25 September 2006	
Date dividend is payable	6 October 2006	

	30 June 2006	30 June 2005
Net Tangible Assets Per Security	51.0¢	24.3¢

The information set out in this Half Year Report should be read in conjunction with the Annual Report for the year ended 31 December 2005.

Dividend Reinvestment Plan

The dividend or distribution plans shown below are in operation.

Oxiana Limited Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the dividend or distribution plans	25 September 2006

Any other disclosures in relation to dividends (distributions)

No other disclosures.

Details of Entities Over Which Control Has Been Gained or Lost

Control gained over entities

Oxiana Exploration Pty Ltd formed 5 April 2006

Loss of control of entities

Companies De-registered

Anacorte Pty Ltd 22 January 2006 (did not operate in 2006)
Wakefield Mining and Metals NL 22 January 2006 (did not operate in 2006)

Companies Sold

Oxiana Energy Pty Ltd sold 16 March 2006
Oxiana Philippines Inc sold 20 June 2006

Details of Companies Sold	Oxiana Philippines Inc	Oxiana Energy Pty Ltd
Consolidated profit/(loss) from ordinary activities after tax of the entity (or group of entities) for the current period to the date of loss of control	$(26,000)	Nil
Date to which such profit/(loss) has been calculated	28 June 2006	16 March 2006
Consolidated profit/(loss) from ordinary activities after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$(86,000)	Nil
Contribution to consolidated profit/(loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$3,148,000	$6,773,000

Details of Associates and Joint Ventures

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit/(loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
Thai Goldfields Limited	50%	50%	-	-
AGA-OXR Exploration Alliance	50%	50%	-	-
Toro Energy Limited	*24.74%	Na	2	Na
* *(Note Additional indirect interest held in Toro Energy Limited of 2.23%)*				
Other material interests	-	-	-	-

The associates and joint ventures listed above did not have a material impact on the group's net profit for the six months ended 30 June 2006.

Information on Audit or Review

This report is based on *accounts to which one of the following applies.

☐	The accounts have been audited.	✓	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

Sign here: .... Date: 25 August 2006

Owen L Hegarty
Director


Oxiana
LIMITED

ABN 40 005 482 824

Half-Year Report 30 June 2006

Contents | **Page**

DIRECTORS' REPORT

Your Directors present their Report and the Financial Report on the consolidated entity ("Oxiana Group") comprising Oxiana Limited and the entities it controlled at the end of, or during the half-year ended 30 June 2006.

Directors

The following persons were Directors of Oxiana Limited from the beginning of the half-year and up to the date of this report:

Barry L Cusack (Chairman)
Owen L Hegarty (Managing Director)
Ronald H Beevor
Peter W Cassidy
Michael A Eager
Brian Jamieson

Principal activities

The principal activities of the Oxiana Group during the period were the production of gold and copper at Sepon in Laos, the production of zinc, copper and lead concentrates at Golden Grove in Western Australia, the feasibility evaluation of the Prominent Hill copper/gold deposit in South Australia, and exploration activities in other parts of Australia, Laos, Thailand, Cambodia and China.

During the period the Group sold its interest in exploration tenements in the Philippines. There were no other significant changes in the nature of the Group's principal activities and operations during the period.

Consolidated results

The consolidated profit attributable to members of Oxiana Limited for the half year ended 30 June 2006 was $263,232,000 (2005 $18,209,000).

The net assets of the Oxiana Group have increased by $264,111,000 from 31 December 2005 to $794,570,000 at 30 June 2006. This increase is attributable to the strong operating performance of the Group.

Dividends

On 20 February 2006 the Directors declared an unfranked dividend of 1.0 cent per share which was paid on 28 April 2006 in relation to the financial year ended 31 December 2005.

In addition to the above dividend, since the half year end the Directors have declared an unfranked interim dividend of 3.0 cents per fully paid ordinary share to be paid on 6 October 2006.

Review of results and operations

The Oxiana Group has delivered revenue and net profit at record levels, driven by strong world metal prices and sound operating performances.

Sepon Gold Production

During the half year period the Sepon Gold operation has produced 81,375 ounces of gold (2005 111,340 ounces) and 97,346 ounces of silver (2005 52,919 ounces). This has produced revenue of $64,054,000

(2005 $60,620,000) and a net result of $5,295,000 (2005 $29,175,000). The net result has been adversely impacted by rising production costs, in particular the rising costs of energy and consumables. Amortisation and depreciation costs have also increased due to the reduction in oxide gold reserves as announced in March 2006.

Khanong Copper Production

During the half year period the Sepon Copper operation has produced 30,051 tonnes of copper cathode (2005 8,032 tonnes). This has produced revenue of $266,458,000 (2005 $22,589,000) and a net result of $204,282,000 (2005 $8,596,000).

Golden Grove Concentrates Production

Since 1 January 2006 the Golden Grove operations have produced 70,711 tonnes of zinc concentrates, 6,056 tonnes of lead concentrates and 4,315 tonnes of copper concentrates. This produced revenue of $243,728,000 and a net result of $170,274,000. The Golden Grove operation was purchased by the Oxiana Group in July 2005.

Prominent Hill Feasibility Study

Detailed drilling has been performed to confirm the copper-gold resource at Prominent Hill. The Bankable Feasibility Study is on track and completion is imminent. Work has commenced on development preparation, and obtaining the requisite permits and approvals.

Exploration Activity

Oxiana has continued the exploration of the mining tenements at Sepon and Golden Grove and on the development site at Prominent Hill. Regional exploration activity has continued through joint venture activities in Laos, Thailand, Cambodia and China. Joint Venture exploration activity has also continued in Western Australia, South Australia and Queensland.

Other Significant Transactions and Events

The results for the half year period have also been affected by the following significant transactions and events:

- The Oxiana Group completed the disposal of a wholly owned subsidiary Oxiana Energy Pty. Ltd. which holds the rights for exploration for uranium on certain mining tenements held by the Oxiana Group, in exchange for 36,000,000 ordinary shares in Toro Energy Limited. This sale generated a profit on disposal of $6,773,000 (net of income tax of $nil) for the Oxiana Group. Toro Energy Limited is listed on the Australian Stock Exchange.
- The Oxiana Group completed the disposal of a wholly owned subsidiary Oxiana Philippines Inc. in exchange for 10,000,000 ordinary shares in Royalco Resources Limited. This sale generated a profit on disposal of $3,174,000 (net of income tax of $nil) for the Oxiana Group. Royalco Resources Limited is listed on the Australian Stock Exchange.
- Increased expense of $1,000,030 in relation to share options granted to Directors and Executives in 2005 and 2004, due to an error in the valuation methodology used to calculate the value of those share options.
- The functional currency of Oxiana Limited has been reassessed and has been determined as being United States Dollars from April 2005. This reassessment has resulted in a correction to the prior period financial statements which is fully disclosed in Note 5 to the financial statements.

Events occurring after reporting date

There have been no events subsequent to the reporting date which have significantly affected or may significantly affect the Oxiana Group's operations, results or state of affairs in future years.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and Financial Report. Amounts in the Directors' Report and Financial Report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

Auditor's Independence Declaration

The lead auditor's independence declaration for the half-year ended 30 June 2006 has been received and can be found on page 5.

This report is signed in accordance with a resolution of the Board of Directors.

Owen L. Hegarty
Director
25 August 2006



Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Oxiana Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Michael Bray
Partner

Melbourne
25 August 2006

Condensed consolidated interim income statement

	Note	Half-Year 2006 $'000	2005 $'000
Revenue from continuing operations	6	**574,240**	83,209
Other income	6	**8,039**	5,300
Changes in inventories of finished goods and WIP		**12,898**	21,159
Cost of production		**(117,462)**	(38,911)
Employee benefits expense		**(55,133)**	(14,379)
Depreciation and amortisation expense	7	**(46,562)**	(16,439)
Exploration expenditure written off		**(10,167)**	(4,264)
Finance costs	7	**(21,783)**	(13,852)
Other expenses		**(14,124)**	(4,065)
Profit on sale of investments	8	**6,773**	-
Share of net profit of associates and joint venture partnerships accounted for using the equity method		**2**	-
Profit before income tax		**336,721**	17,758
Income tax (expense) / benefit		**(76,637)**	537
Profit from continuing operations		**260,084**	18,295
Profit / (loss) from discontinued operations	11	**3,148**	(86)
Net Profit attributable to members of Oxiana Limited		**263,232**	18,209
		Cents	Cents
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company	13		
Basic earnings per share		**18.93**	1.45
Diluted earnings per share		**17.51**	1.42
Earnings per share for profit attributable to the ordinary equity holders of the company	13		
Basic earnings per share		**19.16**	1.45
Diluted earnings per share		**17.72**	1.42

The above condensed consolidated interim income statement should be read in conjunction with the accompanying notes.

ASSETS	30 June 2006 $'000	31 December 2005 $'000
Current assets		
Cash and cash equivalents	394,908	167,849
Trade and other receivables	73,974	25,187
Inventories	90,356	73,785
Derivative financial instruments	844	776
Assets classified as held for sale	-	1,831
Other	9,545	12,217
Total current assets	569,627	281,645
Non-current assets		
Available-for-sale financial assets	11,996	5,309
Investments accounted for using the equity method	6,775	-
Property, plant and equipment	756,917	752,051
Intangible assets	91,511	92,558
Deferred tax assets	3,706	30,388
Derivative financial instruments	3,935	2,186
Other	9,201	9,201
Total non-current assets	884,041	891,693
Total assets	1,453,668	1,173,338
Current liabilities		
Trade and other payables	52,473	77,974
Interest bearing liabilities	192,782	191,826
Current tax liabilities	36,538	10,526
Provisions	7,854	6,537
Total current liabilities	289,647	286,863
Non-current liabilities		
Interest bearing liabilities	292,685	294,640
Deferred tax liabilities	49,178	34,848
Provisions	27,588	26,528
Total non-current liabilities	369,451	356,016
Total liabilities	659,098	642,879
Net assets	794,570	530,459
Equity		
Contributed equity	595,125	587,375
Reserves	20,100	13,248
Retained profits / (losses)	179,345	(70,164)
Total Equity	794,570	530,459

The above condensed consolidated interim balance sheet should be read in conjunction with the accompanying notes.

	30 June 2006 $'000	30 June 2005 $'000
Total equity at the beginning of the half-year	530,459	263,779
Adjustment on adoption of AASB 132 and AASB 139		
Hedging reserve	-	(1,284)
Financial instruments	-	310
	-	(974)
Changes in the fair value of cash flow hedges, net of tax	4,433	-
Available for sale financial asset reserve movement	622	-
Exchange differences on translation of foreign operations	(5,002)	1,746
Net profit recognised directly in equity	53	772
Profit for the half-year	263,232	18,209
Total recognised income and (expense) for the half-year	263,285	18,981
Transactions with equity holders in their capacity as equity holders		
Contributions of equity	7,750	88,329
Transaction costs arising on share issues	-	(3,114)
Convertible note option	-	23,741
Transaction costs arising on issue of convertible note	-	(692)
Equity compensation reserve movement	6,800	554
Dividends provided for or paid	(13,724)	-
	826	108,818
Total equity at the end of the half-year	794,570	391,578
Total recognised income and (expense) for the half-year attributable to:		
Members of Oxiana Limited	263,285	18,981

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

Condensed consolidated interim cashflow statement

	Half-Year Inflows / (Outflows)	
	30 June 2006 $'000	30 June 2005 $'000
Cash flows from operating activities		
Receipts from customers	**544,049**	68,905
Payments to suppliers and employees	**(220,474)**	(61,062)
Interest received	**5,104**	470
Interest paid	**(17,994)**	(10,221)
Income tax paid	**(9,431)**	-
Net cash inflow / (outflow) from operating activities	**301,254**	(1,908)
Cash flows from investing activities		
Payments for exploration and evaluation	**(11,068)**	(15,439)
Payments for property, plant & equipment and development	**(55,515)**	(82,320)
Payment for purchase of subsidiaries net of cash acquired	**-**	(4,500)
Payment for purchase of investments	**(1,870)**	(4,592)
Net cash (outflow) from investing activities	**(68,453)**	(106,851)
Cash flows from financing activities		
Gross proceeds from issues of shares	**3,429**	1,695
Gross proceeds from issues of convertible notes	**-**	136,951
Transaction costs – convertible notes	**-**	(3,704)
Gross proceeds from borrowings	**-**	206,872
Transaction costs - borrowings	**-**	(4,288)
Repayment of borrowings	**-**	(154,337)
Dividends paid to company's shareholders	**(9,712)**	-
Net cash (outflow) / inflow from financing activities	**(6,283)**	183,189
Net increase in cash and cash equivalents	**226,518**	74,430
Cash and cash equivalents at the beginning of the half-year	**167,849**	10,265
Effects of exchange rate changes on cash and cash equivalents	**541**	-
Cash and cash equivalents at the end of the half-year	**394,908**	84,695

The above condensed consolidated interim cashflow statement should be read in conjunction with the accompanying notes.

1. Reporting entity

Oxiana Limited (the "Company") is a company domiciled in Australia. The condensed consolidated interim financial report of the Company as at and for the six months ended 30 June 2006 comprises the Company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in associates and jointly controlled entities.

The consolidated annual financial report of the consolidated entity as at and for the year ended 31 December 2005 is available upon request from the Company's registered office at 31 Queen Street Melbourne, Victoria, Australia or from the Company's website at www.oxiana.com.au .

2. Statement of Compliance

This condensed consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards and the Corporations Act 2001. The condensed consolidated interim financial report of the consolidated entity also complies with International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board.

The condensed consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual report of the consolidated entity as at and for the year ended 31 December 2005.

The condensed consolidated interim financial report was authorised for use by the directors on 25 August 2006.

Where required by accounting standards, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

The consolidated entity is of a kind referred to in ASIC Class order 98/0100 dated 10 July 1998 and in accordance with this Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

3. Significant accounting policies

An entity's functional currency is the currency of the primary economic environment in which the entity operates. It has been determined that the functional currency of Oxiana Limited is United States Dollars. The Australian Dollar was used as the company's functional currency for the year ended 31 December 2005. The United States Dollar has been the company's functional currency since April 2005. The change in functional currency has been disclosed in Note 5. The prior period comparative financial information has been restated in line with the change in functional currency to United States Dollars.

A reporting entity's presentation currency is the currency in which the entity chooses to present its financial reports. Accordingly the presentation currency may differ to the entity's functional currency. The presentation currency of the Company and the consolidated entity remains Australian Dollars.

Other than the change in functional currency of Oxiana Limited, the accounting policies applied by the consolidated entity in this condensed consolidated financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 31 December 2005.

4. Estimates

The preparation of the interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing this condensed consolidated interim financial report, the significant judgements made by management in applying the consolidated entity's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 31 December 2005.

5. Correction of error in the previous financial period

In 2005 the functional currency of Oxiana Limited was incorrectly determined as being Australian Dollars. The functional currency of Oxiana Limited has been reassessed and it has been determined that since April 2005 the functional currency of Oxiana Limited has been United States Dollars. In April 2005 there was a convergence of factors which produced a change in functional currency, including the increase in United States Dollar revenue streams sourced from the expanded Sepon operation, and the issue of United States Dollar denominated funding. The error had the impact of understating consolidated profit after tax by $921,000 for the half year ended 30 June 2005.

For the financial year ended 31 December 2005 the impact was to overstate consolidated profit after tax by $8,177,000. In the balance sheet at 31 December 2005, the impact on Non Current Assets was to understate property, plant & equipment by $25,000 and overstate the deferred tax asset by $8,000. In Equity at 31 December 2005 the impact was to overstate contributed equity by $422,000, understate reserves by $8,616,000 and understate retained losses by $8,177,000.

The affected financial statement line items for the prior period have been restated, as described above. The impact is shown in detail below.

	Half-Year 30 June 2005		
Condensed consolidated interim income statement	**Restated**	Variance	Previously Reported
	$'000	$'000	$'000
Revenue from continuing operations	83,209	-	83,209
Other income	5,300	871	4,429
Changes in inventories of finished goods and WIP	21,159	-	21,159
Cost of production	(38,911)	-	(38,911)
Employee benefits expense	(14,379)	17	(14,396)
Depreciation and amortisation expense	(16,439)	1	(16,440)
Exploration expenditure written off	(4,264)	5	(4,269)
Finance costs	(13,852)	19	(13,871)
Other expenses	(4,065)	8	(4,073)
Profit before income tax	17,758	921	16,837
Income tax (expense) / benefit	537	-	537
Profit from continuing operations	18,295	921	17,374
Profit / (loss) from discontinued operations	(86)	-	(86)
Net Profit attributable to members of Oxiana Limited	18,209	921	17,288

5. **(continued)**

Condensed consolidated interim balance sheet	**31 December 2005**		
	Restated	Variance	Previously Reported
	$'000	$'000	$'000
Non-current assets			
Property, plant & equipment	752,051	25	752,026
Deferred tax asset	30,388	(8)	30,396
Equity			
Contributed equity	587,375	(422)	587,797
Reserves	13,248	8,616	4,632
Retained profits / (losses)	(70,164)	(8,177)	(61,987)
Total Equity	530,459	17	530,442

Basic and diluted earnings per share have also been restated. The amount of the correction for both basic and diluted earnings per share attributable to ordinary equity holders of the company was an increase of 0.08 cents per share.

6. **Revenue**	**Half-Year 30 June 2006 $'000**	**30 June 2005 $'000**
From continuing operations		
Sale of goods	**627,606**	88,123
Discounts and pricing adjustments	**57,598**	-
Refining and distribution costs	**(85,601)**	(1,367)
Option premium expense	**(1,886)**	(530)
Royalties paid or payable	**(23,477)**	(3,017)
	574,240	83,209
Other revenue		
Interest received	**5,111**	656
Realised foreign exchange gains/(losses)	**1,557**	(279)
Unrealised foreign exchange gains	**1,379**	4,781
Other (expense) income	**(8)**	142
	8,039	5,300
Total revenue from continuing operations	**582,279**	88,509
(a) Interest revenue from:		
Other persons	**5,111**	656
Total interest revenue	**5,111**	656

7. Expenses

	Half-Year	
	30 June 2006 $'000	30 June 2005 $'000
Profit before income tax includes the following specific expenses:		
Finance costs		
Interest costs	19,576	9,534
Accretion of convertible note	1,671	698
Finance lease charges	149	145
Finance costs written off	-	2,955
Other borrowing costs	387	520
Total finance costs	21,783	13,852
Foreign exchange gains/(losses)		
Realised foreign exchange gains/(losses)	1,557	(279)
Unrealised foreign exchange gains/(losses)	1,379	4,781
Total foreign exchange gains/(losses)	2,936	4,502
Depreciation of property, plant & equipment		
Plant and equipment	27,493	14,032
Leasehold improvements	62	2
Buildings and other infrastructure assets	4,825	6
Development assets	11,554	44
Mine rehabilitation assets	1,856	-
Total depreciation	45,790	14,084
Amortisation		
Capitalised exploration expenditure	285	987
Mining rights	487	1,368
Total amortisation	772	2,355
Total depreciation and amortisation	46,562	16,439

	Half-Year	
	30 June	30 June
8. Profit on disposal of controlled entity	**2006**	2005
	$'000	$'000

During the half year the consolidated entity disposed of its interest in a wholly owned controlled entity Oxiana Energy Pty Ltd which holds the right to explore for, mine and process uranium on certain mining tenements held by the consolidated entity, in exchange for 36,000,000 shares in Toro Energy Limited. The consolidated entity retains the right to explore for, mine and process non-uranium minerals on the above mentioned mining tenements. This investment gives the consolidated entity a 24.74% interest in Toro Energy Limited, which became an associated entity.
Details of the disposal are:

Consideration (shares)	9,000	-
Less carrying amount of controlled entity	-	-
Less retained interest	(2,227)	-
Net Profit on disposal of controlled entity	6,773	-

9. Dividends Paid

Equity dividends on ordinary shares

Dividends paid or payable during the half-year		
Final unfranked dividend of 1.0 cents (2005: Nil) per fully paid ordinary share paid on 28 April 2006.	13,724	-

Dividends not recognised at half year end

In addition to the above dividend, since the half year end the Directors have declared an unfranked interim dividend of 3.0 cents per fully paid ordinary share. The aggregate amount of the proposed ordinary dividend expected to be paid on 6 October 2006 out of retained profits, but not recognised as a liability at half year end is $41,393,000.

10. Segment Information

The consolidated entity comprises the following main business segments:

- Gold - exploration, development, mining and selling of gold;
- Copper – exploration, development, mining and selling of copper; and
- Concentrates – exploration, development, mining and selling of zinc, copper and lead concentrates.

Primary reporting format – business segments

Half-year 2006	Gold $'000	Copper Cathode $'000	Concentrates $'000	Other $'000	Elimination $'000	Consolidated $'000
Sales to external customers	64,054	266,458	243,728	-	-	574,240
Inter-segment sales	-	-	-	3,897	(3,897)	-
Total sales revenue	64,054	266,458	243,728	3,897	(3,897)	574,240
Other revenue	-	-	-	8,039	-	8,039
Share of net profit of associates and joint venture partnerships	-	-	-	2	-	2
Total Segment Revenue	64,054	266,458	243,728	11,938	(3,897)	582,281
Segment Result	5,295	204,282	170,274	8,041	-	387,892
Finance expenses						(21,783)
Unallocated revenue less unallocated expenses						(29,388)
Profit from continuing operations before income tax						336,721
Income tax (expense)						(76,637)
Net Profit from continuing operations						260,084
Profit from discontinued operations						3,148
Net Profit						263,232

Half-year 2005	Gold $'000	Copper Cathode $'000	Concentrates $'000	Other $'000	Elimination $'000	Consolidated $'000
Sales to external customers	60,620	22,589	-	-	-	83,209
Inter-segment sales	-	-	-	1,368	(1,368)	-
Total sales revenue	60,620	22,589	-	1,368	(1,368)	83,209
Other revenue	-	-	-	5,300	-	5,300
Share of net profit of associates and joint venture partnerships	-	-	-	-	-	-
Total Segment Revenue	60,620	22,589	-	6,668	(1,368)	88,509
Segment Result	29,175	8,596	-	5,300	-	43,071
Finance expenses						(13,852)
Unallocated revenue less unallocated expenses						(11,461)
Profit before income tax						17,758
Income tax benefit						537
Net Profit from continuing operations						18,295
Loss from discontinued operations						(86)
Net Profit						18,209

11. Discontinued operations

In June 2006 the Oxiana Group disposed of a controlled entity Oxiana Philippines Inc. in exchange for 10,000,000 ordinary shares in Royalco Resources Limited, an entity listed on the Australian Stock Exchange. Oxiana Philippines Inc. constituted a separate geographical segment of the Oxiana Group's operations. The sale of this geographical segment of the consolidated entity's operations has been reported in this financial report as a discontinued operation.

	Half-Year	
	30 June 2006 $'000	30 June 2005 $'000
(a) Financial Performance		
Revenue	-	-
Expenses	(26)	(86)
Loss before income tax	(26)	(86)
Income tax expense	-	-
Loss after income tax of discontinued operation	(26)	(86)
Profit on sale of discontinued operation	3,174	-
Income tax expense	-	-
Profit on sale of discontinued operation after tax	3,174	-
Profit from discontinued operations	3,148	(86)
(b) Cash flow information		
Net cash flow from operating activities	(26)	(86)
(c) Carrying amount of assets and liabilities		
Cash	69	36
Receivables	24	52
Property, plant & equipment	4	1
Non current assets held for sale	1,736	1,314
Total assets	1,833	1,403
Trade creditors	(7)	(390)
	1,826	1,013
(d) Details of the sale		
Consideration received	5,000	-
Carrying amount of net assets sold	(1,826)	-
Profit on sale before income tax	3,174	-
Income tax expense	-	-
Profit on sale of discontinued operation after tax	3,174	-

12. Equity Securities Issued	2006 Shares	2005 Shares	2006 $'000	2005 $'000
Balance at 1 January	1,371,004,136	1,189,276,597	587,375	408,103
Exercise of options under Oxiana's Executive Share Option Plan	7,170,267	4,786,667	3,728	1,694
Shares issued –Minotaur acquisition	-	91,367,206	-	86,325
Convertible Note option	-	-	-	23,741
Transaction costs – Minotaur acquisition	-	-	-	(2,939)
Transaction costs – Convertible Note	-	-	-	(692)
Transaction costs –Golden Grove acquisition	-	-	-	(175)
Shares issued for no consideration: maturity of performance rights	522,200	407,000	512	310
Dividend reinvestment plan issues	1,067,276	-	3,510	-
Balance at 30 June	1,379,763,879	1,285,837,470	595,125	516,367

13. Earnings per share	Half-Year 30 June 2006	30 June 2005
(a) Basic earnings per share - cents		
Profit from continuing operations attributable to the ordinary equity holders of the company	18.93	1.45
Profit / (loss) from discontinued operations	0.23	-
Profit attributable to the ordinary equity holders of the company	19.16	1.45
(b) Diluted earnings per share - cents		
Profit from continuing operations attributable to the ordinary equity holders of the company	17.51	1.42
Profit /(loss) from discontinued operations	0.21	-
Profit attributable to the ordinary equity holders of the company	17.72	1.42
(c) Reconciliation of earnings - thousands		
Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	260,084	18,295
Profit / (loss) from discontinued operations	3,148	(86)
Profit attributable to the ordinary equity holders of the company	263,232	18,209
Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	260,084	18,295
Interest savings on options	529	164
Interest savings on convertible notes	2,626	1,223
	263,239	19,682
Profit / (loss) from discontinued operations	3,148	(86)
Profit attributable to the ordinary equity holders of the company	266,387	19,596

13. Earnings per share (continued)	Half-Year 30 June 2006	30 June 2005
(d) Weighted average number of shares used as denominator		
Weighted Average number of ordinary shares on issue used in the calculation of basic earnings per share	**1,374,103,564**	1,258,577,764
Convertible Notes	**105,105,105**	104,477,612
Options and rights	**23,843,904**	19,470,469
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**1,503,052,573**	1,382,525,845

14. Net tangible assets per share

	30 June 2006	30 June 2005
Net tangible assets per share - cents	**51.0**	24.3
Number of ordinary shares on issue used in the calculation of net tangible assets per share	**1,379,763,879**	1,285.837,470

15. Contingent assets and liabilities

Since the last annual reporting date, there has been no material change of contingent liabilities or assets.

16. Events after the balance sheet date

Since the end of the half year ended 30 June 2006, the Directors have resolved to pay an unfranked dividend of 3.0 cents per share. The record date for the dividend will be 25 September 2006, and will be paid on 6 October 2006.

There have been no other events that have occurred subsequent to the reporting date which require disclosure in these financial statements.

DIRECTORS' DECLARATION

The directors of the company declare that:

1. The accompanying financial statements and notes set out on pages 6 to 18,

   a) comply with AASB 134 *Interim Financial Reporting*, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

   b) give a true and fair view of the consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

2. In the directors' opinion:

   a) the financial statements and notes of the consolidated entity are in accordance with the *Corporations Act* 2001; and

   b) there are reasonable grounds to believe that Oxiana Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Director ....
Owen L Hegarty

Melbourne
25 August 2006



Independent review report to the members of Oxiana Limited

Scope

The financial report and directors' responsibility

The financial report comprises the condensed consolidated interim statement of income, balance sheet, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Oxiana Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 30 June 2006. The Consolidated Entity comprises Oxiana Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.



Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Oxiana Limited is not in accordance with:

a) the Corporations Act 2001 including:

i. giving a true and fair view of the Consolidated Entity's financial position as at 30 June 2006 and of its performance for the half-year ended on that date; and

ii. complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

Michael Bray
Partner

Melbourne

25 August 2006





25 August 2006

AUSTRALIAN STOCK EXCHANGE & MEDIA RELEASE

Oxiana's Prominent Hill - Australia's next major copper-gold mine

Oxiana's Board of Directors today formally approved development of the Prominent Hill copper-gold project in South Australia. This follows completion of the Definitive Feasibility Study and receipt of all requisite State and Federal Government approvals to proceed.

Open pit pre-stripping and site construction will commence immediately. This decision plus the significant pre-commitments already made, sees the project remain on schedule for first commercial production of copper-gold concentrates in the third quarter of 2008.

The project will include development of an open-pit mine, a conventional grinding and flotation processing plant with an 8mtpa capacity, construction of a permanent village to accommodate a steady-state workforce of approximately 400 and construction of a haulage road, power line and bore field.

Situated in one of the world's most mining friendly locations of South Australia, Prominent Hill displays highly competitive fundamentals. The deposit is high grade and well defined. Mining and treatment will be by conventional technology to produce a high quality copper-gold concentrate which will be sold to smelters in Asia and Australia. The project has access to South Australia's road, rail, port and power infrastructure. The orebody is open in a number of directions and potential for the addition of further resources is high. The remainder of Oxiana's Prominent Hill tenements are also highly prospective for further copper-gold discoveries.

Estimated capital and operating costs are world competitive. The project will be financed by a combination of existing cash and cash flow plus bank debt.

The continuing strength of commodities markets together with Prominent Hill's excellent fundamentals ensure this project is financially robust and one of the world's best new copper gold mines.

Level 9, 31 Queen Street Melbourne
Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

Prominent Hill Project Summary

Mineral Resources*:	Copper-gold breccia:	118.7Mt at 1.3% Cu and 0.5g/t Au Contained metal 1.54Mt Cu and 1.87Moz Au
	Eastern gold-only zone:	22.5Mt at 1.24g/t Au Contained metal 0.9Moz Au

Mining

Mining type:	Open pit
Mining Inventory:	79.2Mt (including 68.2Mt of Reserve and 11.0Mt of material derived from Inferred Resources) at 1.24% Cu and 0.58 g/t Au
Mining Rate:	8Mt/a of ore at an average striping ratio of 7.2
Pit Dimensions:	480m deep X 1.4km X 1.2km

Processing

Plant:	Conventional crushing, grinding and flotation
Throughput:	8Mt/a of blends of the three principal ore types - Chalcocite, Bornite and Chalcopyrite
Average head grade:	1.24% copper Grades higher for the first four years 0.58g/t gold 3.07g/t silver
Average recovery:	Copper - 86% Gold - 77%

Concentrate

Production:	Average 187,000 dry t/a, peaking at 230,000t in 2009
Average grade:	45% copper 19 g/t gold 57 g/t silver
Metal in concentrates:	104,000t/a copper in the first 4 full years, 71,000t/a for the next 6 years. 115,000oz/a gold over the life of the mine.

Costs

Cash costs:	Life of mine average US73c/lb after gold and silver credits
Pre Production capital:	A$775M

* For full details of Resources see ASX release dated 19/07/05
For full Reserve Statement refer to http://www.oxiana.com.au/ReservesResources.asp

Background

Prominent Hill is located in central South Australia, 130 km northwest of BHP Billiton's Olympic Dam in the Gawler Craton (Figure 1).

The Prominent Hill copper-gold deposit was discovered in 2001 by Adelaide based Minotaur Resources Limited and remains the stand-out green-fields discovery of this decade in Australia. In 2003, Oxiana entered a staged earn-in with Minotaur on the Prominent Hill project. Ongoing exploration of the deposit and completion of a scoping study continued to indicate the high quality of the deposit. In early 2005 Oxiana moved to 100% ownership of the project through acquiring Minotaur and assigning the non-Prominent Hill assets into new company Minotaur Exploration Limited (MEP). A pre-feasibility study was completed in 2005 and the full Feasibility study commenced immediately.

Approximately $54 million has been spent on studies and pre-commitments to August 2006.

Geology and Resources

The Prominent Hill deposit is an iron oxide copper gold deposit, similar in character and genesis to Olympic Dam in South Australia, Ernest Henry in Queensland and La Candelaria in Chile. The deposit is located at the northern edge of the Gawler Craton under 100m of sedimentary cover.

The main host for the copper-gold breccia resource is the Prominent Hill shear zone which contains high grade chalcocite dominant assemblages and has been defined over a 800m strike and to a depth of 700m.The balance of the resource is hosted in a large haematite breccia complex which generally ranges from a higher grade chalcocite dominant assemblage in the upper part, through a bornite-chalcopyrite transition zone, into a chalcopyrite dominant assemblage in the deepest part of the orebody tested to date. Gold mineralisation is co-incident with the copper. Gold-only resources are contained within haematite breccias and sericite alteration zones.

Resources of 1.54Mt of copper and 1.87Moz of gold have been outlined in the copper-gold breccia and additional Resources of 0.9Moz of gold have been outlined in the gold-only zone of the orebody.

The orebody is open to the west, east and at depth.

Mining and Reserves

Based on these Resources an initial open pit mining Reserve containing 892,000t of copper and 1.3Moz of gold has been estimated.

Prominent Hill Reserves

Classification	Tonnes (Mt)	Cu (%)	Au (g/t)
Proved	35.2	1.71	0.51
Probable	33.0	0.88	0.67
Total	**68.2**	**1.31**	**0.59**

Contained Metal	Copper ('000 t)	Gold ('000 oz)
Proved	601	582
Probable	291	715
Total	**892**	**1297**

Included within the open pit shell is a mining inventory of 79.2Mt (including 11Mt of material derived from Inferred Resources) at 1.24% copper and 0.58 g/t gold. Total material mined will be 560Mt giving an overall strip ratio for the mining inventory of 7.2. The mining rate will average 69 Mt/a for the first 6 years and then 20 Mt/a for a further 4 years.

Mining will be carried out under contract by Thiess Pty Ltd. Thiess is a leading Australian mining contractor with demonstrated mining experience in large hard rock open-pits. It has a skilled management team and workforce in place, together with well established management systems and relationships with key consumable and service providers. Thiess has purchased a new equipment fleet to carry out this work and mobilisation to site is well advanced. The initial pre-strip will start early in the next quarter. Exposure of the orebody is scheduled to commence during the first quarter of 2008. Open pit mining will be conventional using drill and blast, excavators and trucks.

This initial mining plan does not include identified Resources below the open pit of 39Mt at 1.24% copper and 0.61g/t gold (at a cut-off of $30/t).These Resources, which are open at depth, are located on the flanks and below the open pit and are potentially amenable to underground mining, either concurrent with or subsequent to mining the open pit (Figure 2).

Processing

The results of metallurgical test-work demonstrate that the ore responds well to standard treatment methods. A conventional flow sheet is proposed comprising single stage crushing, closed circuit grinding in a SAG/Ball milling circuit, rougher flotation and regrind, cleaner flotation, and concentrate dewatering and filtration (Figure 3).

Plant capacity will be 8Mt/a with recoveries averaging 86% over the mine life to produce 150,000 to 230,000 dry tonnes per year of high grade concentrate grading an average 45% copper and 19g/t gold for 104,000t of contained copper in the first four years. A total of 842,000t of copper and 1.1Moz of gold will be recovered over the total planned open pit.

First ore to the mill is planned for 1st July 2008 with first commercial production in September that year.

Marketing and Transport

The concentrates will be sold to smelters in Asia and Australia.

The product will be transported by 140t road trains to a rail siding at Wirrida (Fig 1) which will be upgraded to accommodate concentrate loading. The product will then be transported by rail to Port Adelaide or Darwin for shipment in 10 to 20,000 tonne lots to smelters.

Interest in Prominent Hill concentrates is very strong as the global copper market is expected to remain vulnerable to deficit for the foreseeable future. Letters of intent have been initiated with three large smelters in Asia for approximately half of the early years' production.

Capital Cost Estimate

The capital control estimate is $775M comprising the following capital items:

	A$M
Open pit pre strip	176
Process plant	252
On-site infrastructure	60
Off-site infrastructure	132
Indirect and owners costs	155
Total	**775**

The increase in this capital estimate above the indicative 2005 estimate reflects an increase in the scope and cost of the pre-strip and process plant together with increased capital cost pressures prevailing in the industry. The pre-strip estimate is based on competitive contract mining rates and reflects current fuel prices. It includes greater tonnage together with an increased allowance for drill and blast. Primary and regrind capacity in the plant has been increased together with the provision for more robust equipment in key material handling areas.

The estimate excludes working capital and any finance costs during construction.

Financing

Project funding will be sourced from Oxiana's strong cash position and operating cash flow plus a debt component.

Of the above capital some of the power and transport infrastructure may be financed by third parties under Build-Own-Operate-Maintain arrangements.

Operating Cost estimate

Cash operating costs are forecast to average US73c/lb copper after gold credits as follows:

	A$/t ore
Mining and geology	16
Milling	7
G&A inc Transport to Port	4
Treatment and Refining	6
Royalties	2
Total	**35**

Net cost including by-product credits (Assuming gold price US$500/oz and silver US$8/oz)	US$/lb 0.73

Infrastructure

Separate mine access and haulage roads will be constructed. The haulage road will link the mine site with the Wirrida railway siding on the Tarcoola to Darwin Railway line (Figure 1).

A village has been acquired and is being mobilised to provide accommodation for a construction work-force which is expected to number 250 by end 2006 and peak at 800 during 2007.

A new air strip will be built in close proximity to the accommodation village.

Water for the project will be sourced from a well field in the Arckaringa basin and located approximately 35-50km southeast of the main project area. A supply of up to 16ML per day will be required.

Power supply will be via a new 132 kV overhead power line connecting to the State grid at either Pimba or Olympic Dam.

As part of the Company's strategy of employing people from local communities, Oxiana has initiated a Pre-Employment Training Program targeting workers with no prior mining experience from Coober Pedy, Port Augusta, Oodnadata and other regional towns. The first candidates for the program have now been selected and will begin the program in September. The completion of a 60 day training program provides accredited qualifications necessary to work at a mining operation and successful participants will be eligible for employment with Oxiana.

Project Execution and Schedule

The construction period will commence immediately and is planned to be undertaken over the next two years. Erection of the construction village, including high quality accommodation, is underway. Civil works for the process plant are due to commence in the second quarter of 2007. Detailed engineering for the process plant will be completed in mid 2007 with first ore to the mill on 1st July 2008. First commercial production is expected in September 2008. Ramp-up to full production will be completed by December 2008.

Permitting

The Prominent Hill Mining Lease was granted on 2nd August in line with a timetable agreed with Primary Industry and Resources SA 16 months ago. This followed the submission of detailed technical, environmental, social and infrastructure studies and extensive consultation with regulatory authorities, the local communities and other stakeholders. A Native Title Production Agreement was signed in June 2006 and an agreement was reached with the Department of Defence to provide Oxiana access to the Woomera prohibited area in July. All other requisite approvals have been received including final approval from the Australian Government Department of Environment and Heritage on the 23rd of August 2006.

Resource Upside Potential

The Prominent Hill deposit remains open to the west, east and at depth. With drilling for the feasibility study now complete, exploration of the full extent of the Prominent Hill copper-gold system has commenced.

Potential for additional high grade copper-gold mineralisation has been identified in the westerly plunge of the Prominent Hill shear zone. Potential for gold-only mineralisation exists to the east, west and down plunge of the existing resource. High grade copper and gold intersections including 47m at 5.38% copper and 0.29g/t gold; 37m at 3.15% copper and 1.0g/t gold and 60m at 1.23g/t gold exist in these areas and it is anticipated that significant additional resources will be proved up with further drilling. (Figure 2)

A deep drill hole to test the Prominent Hill ore body 300m below the deepest intersection to date, ie 900m below surface, is currently in progress.

Thick low grade copper mineralisation has been identified 1.5km to the west of the open pit. One of two drill holes recently completed 500 metres to the east of the open pit intercepted extensive alteration similar to that hosting the Prominent Hill gold-only mineralisation. Results are awaited.

In addition to drilling in the near mine environment, an extensive regional exploration program is underway across Oxiana's 3,800sqkm of tenements surrounding the Prominent Hill deposit. Understanding of the Prominent Hill ore system and its associated geological, geochemical and geophysical signature has been integrated with new geophysical and geological data to identify 12 high priority targets within a 10 kilometre radius of the deposit. These targets are now being systematically explored.

Initial testing of the first four target areas has intersected alteration typical of IOCG systems in each case. All four systems carry copper and gold mineralisation of variable tenor. Detailed geological analysis aimed at vectoring into the most prospective parts of these systems is now in progress and follow up pattern drilling of these systems will occur throughout the remainder of 2006 and beyond.

Prominent Hill is a world class copper-gold development at a time of strong world-wide demand and buoyant price conditions for those metals.

Owen L. Hegarty
Managing Director.

Attachments:
Figure 1 Prominent Hill location map
Figure 2 Prominent Hill long section
Figure 3 Prominent Hill site lay-out

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2004). He has consented to the inclusion of the material in the form and context in which it appears. The information in this report that relates to Ore Reserves has been approved for release by Mr P. Balka BEng(Mining), (Member AusIMM) and Mr A. Hall BSc (Civil Eng) MSc(Min Ec) (Member AusIMM). Both qualify as Competent Persons as defined in the 2004 Edition of the JORC Code. Both have consented to the inclusion of the material in the form and context in which it appears.


SOUTH AUSTRALIA
Great Victoria Desert
Simpson Desert
Birdsville
Birdsville track
Oodnadatta
Oodnadatta track
Moomba (Oil and Gas)
Strzelecki track
Coober Pedy
Wirrida rail siding
Prominent Hill
Marree
Challenger Mine
Curnamona Craton
Olympic Dam Mine
Trans Australian Railway
Tarcoola
Gawler Craton
Broken Hill
Great Australian Bight
Port Augusta
Barrier Hwy
Eyre Hwy
Whyalla
Port Pirie
Eyre Peninsula
Spencer Gulf
Yorke Peninsula
Proposed haul road to rail siding
Proposed electricity transmission line
Proposed access road to Highway
Mt Gambier
0 100 kms 200 kms
Oxiana LIMITED
NT
QLD
WA
SA
NSW
TAS
Prominent Hill

Figure 1: Prominent Hill location map


West
East
Final pit
Current drilling program
1200mRL
800mRL
400mRL
0mRL
20 m @
0.75 % Cu
204 m @
0.24 % Cu,
0.11 g/t Au
('Western Rise' haematite breccia)
16 m @
2.35 g/t Au
19 m @
1.88 g/t Au
16 m @
1.38 % Cu
47 m @ 5.38% Cu, 0.29 g/t Au
9 m @ 9.6 g/t Au
Chalcocite
-bornite
Eastern
Gold
Zone
60 m @
1.23 g/t Au
47 m @ 1.2 g/t Au
37 m @ 3.15 % Cu, 1.0 g/t Au
Base of current resource
PH04D079. 24 m @ 2.15 % Cu, 0.92 g/t Au
26 m @ 3.90 g/t Au (last metre assayed 27 g/t Au)
Chalcopyrite
?
? Cu-Au breccia,? Chalcocite in PHSZ
? Au-only breccia. Similar to Eastern Gold Zone
Drill testing to
~1200m vertical depth
(see section)
0
400
metres
4000mE
4400mE
4800mE
5200mE
5600mE
6000mE
6400mE
Oxiana
LIMITED

Figure 2 - Prominent Hill Schematic long section, showing only significant exploration results outside the known resource and extent of resources below the pit.


MINING LEASE APPLICATION BOUNDARY
COMBINED CONCENTRATE HAUL/ACCESS ROAD
NORTHERN WASTE DUMP
CONSTRUCTION CAMP/ PERMANENT VILLAGE
VILLAGE AND AIRFIELD ROAD
AIRFIELD
ROM PAD
OPEN PIT
PROCESS AREA
MINING OPERATIONS
SOUTHERN WASTE DUMP
EXISTING ROAD FROM TWINS
TAILINGS STORAGE FACILITY
Oxiana
LIMITED
0 200 400 800 1200
Full Size 1:20000 : Half Reduction 1:40000
SCALE (m)
550000
551000
552000
553000
554000
555000
556000
557000
558000
6714000
6713000
6712000
6711000
6710000
6709000

Figure 3 --:
Prominent Hill
conceptual site layo


Oxiana
LIMITED

Half-Year Financial Results 2006
Prominent Hill Project Approved

Owen Hegarty Managing Director – August 25 2006




Oxiana
LIMITED

Half Year to June 30 2006 Financial Results - Summary

	Half Year 2006 $M	Half Year 2005 $M
Gross sales revenue	685	88
EBITDA	**400**	**43**
Net finance costs	(17)	(9)
Depreciation and amortisation	(47)	(16)
Income tax (expense)/ benefit	(76)	1
Profit from Discontinued Operations	3	(1)
NPAT	**263**	**18**
Interim dividend	**3c/share**	**-**
Operating Cash-flow	**324**	**8**
Debt: Equity	10%	38%
Cash balance	395	85
No Hedging		


Oxiana
LIMITED

Half Year to June 30 2006 Financial Results - Markets

Gold

- Currency and commodity
- Continuing tensions


Gold Spot Price H1 2006
750
700
650
600
550
500
01/01/2006
01/02/2006
01/03/2006
01/04/2006
01/05/2006
01/06/2006

Zinc

- Shortage remains
- Strong performance to continue


LME Zinc Spot Price H1 2006
2.00
1.75
1.50
1.25
1.00
0.75
01/01/2006
01/02/2006
01/03/2006
01/04/2006
01/05/2006
01/06/2006

Copper

- Supply threats
- Regional demand strength


LME Copper Spot Price H1 2006
4.5
4
3.5
3
2.5
2
3/1/06
6/2/06
10/3/06
13/4/06
22/5/06
26/6/06

Oxiana

- Up 80% in first half


Oxiana Ltd Share Price - H1 2006
4.2
3.7
3.2
2.7
2.2
1.7
1.2
1/1/06
1/2/06
1/3/06
1/4/06
1/5/06
1/6/06


Oxiana
LIMITED

Half Year to June 30 2006 Financial Results - Contribution by operation and commodity

Net revenue (A$M)	H1 2006	H1 2005
Sepon Gold	64.1	60.6
Sepon Copper	266.5	22.6
Golden Grove	243.7	-

Sepon gold
Golden Grove

EBITDA (A$M)	H1 2006	H1 2005
Sepon Gold	17.8	38
Sepon Copper	215.8	16
Golden Grove	179.3	-


Sepon Gold
Golden Grove
per

Net revenue (A$M)	H1 2006	H1 2005
Gold & Silver	99.0	60.6
Copper	321.4	22.6
Zinc	153.6	-


Zinc
Gold & Silver


Oxiana
LIMITED

Half Year to June 30 2006 Financial Results
- Outlook for remainder of 2006

OPERATIONS
- Sepon
  - Steady gold
  - Copper at full capacity
- Golden Grove
  - Record production

EXPLORATION
- Major commitment
- Well targeted
- Drilling focused
- Asia and Australia

DEVELOPMENT
- Prominent Hill approved
- Golden Grove incremental expansions
- Sepon expansions under study

FINANCIAL RESULTS
- Strong cash flows and balance sheet
- Positive commodity outlook
- Unhedged
- Strength to continue for full year




Oxiana
LIMITED

Prominent Hill Approved



Prominent Hill – Australia's next major copper-gold mine

Year	Key Events
2001	Prominent Hill discovered by Minotaur
2003	Oxiana enters into a joint venture project with Minotaur
2004	Initial Resource announced Pre-Feasibility Study commenced
2005	Oxiana acquires Minotaur Resources Ltd Pre-Feasibility Study complete Bankable Feasibility Study commenced
2006	Mining Lease Approved Bankable Feasibility study completed Board approval to mine

Great Victoria Desert
Simpson Desert
SOUTH AUSTRALIA
Oodnadatta
Birdsville
Coober Pedy
Prominent Hill
Marree
Challenger Mine
Olympic Dam Mine
Curnamona Craton
Gawler Craton
Great Australian Bight
Port Augusta
Broken Hill
Whyalla
Port Pirie
Eyre Peninsula
Spencer Gulf
Yorke Peninsula
Mt Gambier
Proposed haul road to rail siding
Proposed electricity transmission line
Proposed access road to Highway
WA
NT
QLD
SA
NSW
TAS
0 100 kms 200 kms


Oxiana
LIMITED

Prominent Hill – Operating parameters

Mineral Resources

Copper gold breccia:	118.7Mt at 1.3% Cu & 0.5g/t Au Contained metal 1.54Mt Cu & 1.87Moz Au
Eastern gold only zone:	22.5Mt at 1.24g/t Contained metal 0.9Moz Au

Mining

Mining type:	Open pit
Mining Inventory:	79.2Mt at 1.24% Cu and 0.58g/t Au
Mining rate:	8Mt/a of ore
Striping ratio:	7.2
Pit dimensions:	480m deep X 1.4km X 1.2km

Processing

Plant:	Crushing, grinding and flotation
Throughput:	8Mt/a
Average head grade:	1.24% Cu (grades higher for the first 4 years), 0.58g/t Au, 3.07g/t Ag
Average recovery:	86% Cu, 77% Au

Concentrate

Production:	Average 187,000 dry t/a peaking at 230,000t in 2009
Average grade:	45% Cu, 19g/t Au, 57g/t Ag
Metal in concentrate:	104,000t/a Cu in the first 4 full years, 71,000t/a for the next 6 years. 115,000oz/a Au over the LOM

Costs

Cash costs:	Life of mine average US73c/lb after gold and silver credits
Pre Production capital:	A$775M

Oxiana LIMITED

Prominent Hill – Site layout



MINING LEASE APPLICATION BOUNDARY
COMBINED CONCENTRATE HAUL/ACCESS ROAD
CONSTRUCTION CAMP/ PERMANENT VILLAGE
VILLAGE AND AIRFIELD ROAD
AIRFIELD
NORTHERN WASTE DUMP
ROM PAD
OPEN PIT
PROCESS AREA
MINING OPERATIONS
SOUTHERN WASTE DUMP
EXISTING ROAD FROM TWINS
TAILINGS STORAGE FACILITY
0 200 400 800 1200
SCALE (m)


Oxiana
LIMITED

Prominent Hill - Process Plant Flow Sheet

ROM Ore
Rock Breaker
Primary Crusher
Dust Extraction
100 kt total
30 kt live
200 kt extended
Coarse Ore
Stockpile
Future Pebble Crush
SAG Mill
34' x 15.5' EGL
11 MW
SAG Discharge
Screen
Discharge Sump
& Pump
Cyclone Feed
Primary Cyclones
26"
Ball Mill
24' x 34' EGL
11 MW
Cyclone O/F
Rougher
Flotation
Flotation
Blowers
Tails Thickener
Regrind
Cyclones
Cyclone
U/F
Cyclone O/F
Regrind
Mills
Cleaner 1
Flotation
Cleaner 2
Flotation
Cleaner 3
Flotation
Future Jameson
Flotation
Concentrate
Thickener
Concentrate
Filter
Concentrate
Storage &
Transport
Thickener
O/F
Tails
Storage
Facility
Tails
Return
Water
Raw Water Dist.
Gland Water Feed
Fire Water
RO Plant Feed
Bore Field
Terminal Raw
Water Dam
25,000 m3
Process Water
Make up Dam
2700 m³
Process Water
Tank
200 m3
Process Water
Distribution

Oxiana LIMITED

Prominent Hill – Relatively High grade

Global Copper/Gold Orebodies Ranked by Total Equivalent Copper Grade


3.0
2.5
2.0
1.5
1.0
0.5
0.0
Olympic Dam
Prominent Hill
Ridgeway
Grasberg
Escondida
Northparkes
Ernest Henry
Antamina
Cadia East
Oyu Tolgoi
Collahuasi
Dispurada
Telfer
Alumbrera
Chuquicamata
Bingham Canyon
Batu Hijau
Wandoo
Cadia Hill
%Total Cu Equiv
Copper Grade
Gold Grade

Source: RBC


Oxiana
LIMITED

Prominent Hill - Marketing

Prominent Hill Cu level is higher & As is lower than other traded concentrates

- **Product**
  - 187,000 dry t/a
- **Quality**
  - High grade copper-45%
  - Gold – 19g/t
  - Low arsenic
- **Customers**
  - Asian Smelters
  - Australian Smelters


Prominent Hill
Comparison of grades as a % of Copper content
0
5
10
15
20
25
30
35
40
45
50


Prominent Hill
Arsenic as max ppm
0
200
400
600
800
1000
1200




Oxiana
LIMITED

Prominent Hill - Infrastructure

Water

- Arckaringa Basin
- 16ML/d

Power

- New 180km, 132kV powerline
- 49.8MW installed power
- On grid

Transport

- Haul road to siding
- 140t road trains
- Rail to Port Adelaide/Darwin

Proposed haul road to rail siding
Proposed electricity transmission line
Proposed access road to Highway

Oxiana LIMITED

Prominent Hill – Capital and Operating Costs

Capital Costs	2006 A$M
Open Pit Prestrip	175
Process Plant	253
Onsite infrastructure	60
Offsite infrastructure	132
Indirect and owners costs	155
Total	775

Operating Costs	2006 A$/t ore
Mining and geology	16
Milling	7
G&A inc transport to port	4
Treatment & refining	6
Royalties	2
Total	35
Net cost including by-product credits (Assuming gold price US$500/oz and silver US$8/oz)	US$/lb 0.73



Prominent Hill – Competitive Costs

Copper Projects - Due to be operational between 2007 and 2011
Inground Value (US$/t) vs CAPEX (US$M)
CAPEX US$M
2,500
2,000
1,500
1,000
500
-
50
100
150
200
250
300
INGROUND VALUE US$/t
PETAQUILLA
195
CERROCASALE
AGUA RICA
150
OYU TOLGOI
235
LA GRANJA
PEBBLE
213
165
GALORE
TOROMOCHO
EL PACHON
SPENCE
RIOBLANCO
CERROCOLORADO
200
ESPERANZA
120
TAMPAKAN
LUMWANA
90
GOLPU
200
KONKOLA DEEP
PROMINENT HILL
FRONTIER
Data Source: Brook Hunt and MEG
2007
2008
2009
2010
2011
('000t copper)


Oxiana
LIMITED

Prominent Hill – Significant Upside

West

East

Final pit outline

Current drilling program

1200mRL

800mRL

400mRL

0mRL

20 m @ 0.75 % Cu

16 m @ 2.35 g/t Au

19 m @ 1.88 g/t Au

16 m @ 1.38 % Cu

204 m @ 0.24 % Cu, 0.11 g/t Au ('Western Rise' haematite breccia)

47 m @ 5.38% Cu, 0.29 g/t Au

9 m @ 9.6 g/t Au

Chalcocite -bornite

Eastern Gold Zone

2.23 % Cu, Au

60 m @ 1.23 g/t Au

47 m @ 1.2 g/t Au

37 m @ 3.15 % Cu, 1.0 g/t Au

Base of current resource

PH04D079. 24 m @ 2.15 % Cu, 0.92 g/t Au

26 m @ 3.90 g/t Au (last metre assayed 27 g/t Au)

Chalcopyrite

?

?

? Cu-Au breccia,? Chalcocite in PHSZ

Drill testing to ~1200m vertical depth (see section)

? Au-only breccia. Similar to Eastern Gold Zone

0 400 metres

4000mE 4400mE 4800mE 5200mE 5600mE 6000mE 6400mE

Prominent Hill Schematic long section showing only significant exploration results outside the known resource and extent of resources below the pit.




Oxiana
LIMITED

Prominent Hill – Schedule

PROMINENT HILL - CONSTRUCTION SCHEDULE -							
	2006		2007		2008		2009
	H1	H2	H1	H2	H1	H2	H1
BFS							
Long Lead Items							
Board Approval							
Detailed Engineering							
Pre-strip mining							
Construction							
First ore in the Mills							
Ore Commissioning							
Nameplate Production							


Oxiana
LIMITED

Prominent Hill – World's next major copper-gold mine

Competitive Fundamentals

- Right commodities
- High grade
- Conventional process
- Competitive capital and operating costs
- Significant upside
- High demand, high quality products
- World class location


LIEBHERR





Ashley Moir
Company Secretary

Leighton Holdings Limited
ABN 57 004 482 982
Level 5, 472 Pacific Highway
St Leonards NSW 2065, Australia
PO Box 1002
Crows Nest NSW 1585, Australia
www.leighton.com.au
T (02) 9925 6666
F (02) 9925 6005

25 August 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Re: Thiess secures $800m mining contract at Prominent Hill

Please find attached a copy of a media release to be issued by Thiess Pty Ltd, a wholly owned subsidiary of Leighton Holdings Limited.

Yours faithfully,
LEIGHTON HOLDINGS LIMITED

ASHLEY MOIR
Company Secretary


THIESS

Thiess Pty Ltd
A.B.N. 87 010 221 486

MEDIA RELEASE
25 August 2006

THIESS SECURES $800M MINING CONTRACT AT PROMINENT HILL

Thiess Pty Ltd has been confirmed as the mining contractor for the Prominent Hill Copper-Gold project, following an Oxiana Limited Board of Directors meeting earlier today.

"We are pleased that the Board has approved the contract and we are looking forward to working with Oxiana over the longer term," said David Saxelby, Thiess Chief Executive Australian Operations.

The contract, worth approximately $800M in value, will see Thiess provide mining services for the extraction of approximately 153 million cubic metres (bcms) of overburden and waste, and 38 million tonnes of treatable ore, over a six year period.

Thiess' work at Prominent Hill is expected to create a copper-gold pit some 1.2kms wide, 1.4kms long on the surface and 500 metres deep.

Owen Hegarty, Oxiana's Managing Director, said, "Oxiana is delighted to have engaged Thiess as its mining contractor at Prominent Hill and believe it has the experience and ability to do a first-rate job. Thiess has ready access to a skilled workforce and the ability to train and develop its people. Thiess has already commenced the mobilisation of mining equipment to the site, ensuring that the works can commence immediately."

Thiess has commenced early works activities at Prominent Hill with the construction of mine site infrastructure, inclusive of a mobile equipment workshop and site offices.

"The early works activities are already providing employment for local South Australians. Our plant partners, Cavpower, the South Australian Caterpillar dealer and Liebherr Australia, have both created new jobs to manage the assembly and commissioning of our new plant and it is great that we can contribute to the local community in this way," said Mr Saxelby.

Tony Everuss, Cavpower General Manager Mining, advised that an additional 25 staff have been employed at Cavpower's Whyalla assembly facility.

Liebherr Australia has been contracted to supply and assemble three R996 backhoe mining excavators for Thiess. Each machine assembly will require a team of twelve personnel and will take approximately three weeks to complete.

"We look forward to a rewarding relationship with Oxiana and we are pleased to be involved in the growth of the mining industry in South Australia," said Mr Saxelby.

For further information, please contact:
Fleur Hayes
Communications/Community Relations Manager
Thiess VIC/SA/TAS/NZ
Ph: 03 9864 8888